Ballard Power Systems Inc.

News Release

Ballard CFO to Present at 26th Annual ROTH Conference in California

For Immediate Release – March 6, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that Tony Guglielmin, Chief Financial Officer will present during the 26th Annual ROTH Conference at The Ritz Carlton in Dana Point, California on Monday, March 10, 2014 at 4:30 p.m. PT.

Mr. Guglielmin will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and provide a review of the Company’s latest reported results. A link to the live audio and webcast of the presentation will be available at www.ballard.com under events. Ballard recommends registering at least 10 minutes prior to the start of the session to ensure timely access.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com